UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

     |X| Form 10-K |_| Form 20-F |_| Form 11-K |_| Form 10-Q |_| Form N-SAR
                                 |_| Form N-CSR

                                                        SEC FILE NUMBER: 2-42114
                                                                         -------
                                                         CUSIP NUMBER: 53956V104
                                                                       ---------

For Period Ended: September 30, 2005

|_| Transition Report on Form 10-KSB
|_| Transition Report on Form 20-F
|_| Transition Report on Form 11-K
|_| Transition Report on Form 10-QSB
|_| Transition Report on Form N-SAR
For the Transition Period Ended:
                                ------------------------

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Full Name of Registrant                 Local Telecom Systems, Inc.

Former Name if Applicable               N/A

Address of Principal Executive Office:  1845 Woodall Rogers, Suite #1020
                                                 Dallas, Texas 75201

PART II--RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) the following should be completed. (Check box if appropriate)

|_| (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X| (b) The subject annual report, semiannual report, or transition report on Form 10-K, Form 10-KSB, Form 20-F, Form 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or 10-QSB, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

|_| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 10-KSB, 20-F, 11-K, 10-Q, 10-QSB, N-SAR, or N-CSR, or the transition report or portion thereof could not be filed within the prescribed time period.

      The Company's independent registered public accounting firm has not yet completed their audit.

PART IV - OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification.

            Patrick McGeeney   President     (214) 468-0000
            -----------------------------------------------------
                (Name)          (Title)    (Telephone Number)

      (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                     |X| Yes  |_|  No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                     |X| Yes  |_|  No

      If so, attach an explanation of the anticipated change, both narrative and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                           Local Telecom Systems, Inc.
                  (Name of Registrant as specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:December 28, 2005                  By: /s/ Patrick McGeeney
     -----------------                     -------------------------------------
                                        Name:   Patrick McGeeney
                                        Title:  President




                           LOCAL TELECOM SYSTEMS, INC.
                                   FORM 10-KSB
                      For the year ended September 30, 2005

                                 PART IV, Item 3

During the year ended September 30, 2005, the Registrant, as previously disclosed to the Commission:

      1)    entered a different line of business

      2)    accomplished significant financing, and

      3)    completed three acquisitions

Additionally, the Registrant underwent a change of its independent registered public accounting firm.

As a result of the above items, the new independent registered public accounting firm has not completed their audit for the year ended September 30, 2005.